UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

For the Year Ended December 31, 2010

Commission file number 1-8022

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF
CSX CORPORATION
AND AFFILIATED COMPANIES

CSX CORPORATION
A Virginia Corporation
IRS Employer Identification Number 62-1051971
500 Water Street
Jacksonville, Florida 32202
Telephone (904) 359-3200

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

AUDITED FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AS OF DECEMBER 31, 2010 AND 2009
AND FOR THE YEAR ENDED DECEMBER 31, 2010

Report of Independent Registered Public Accounting Firm

The Plan Administrator of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies and the Audit Committee of CSX Corporation

We have audited the accompanying statements of net assets available for benefits of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (“the Plan”) as of December 31, 2010 and 2009, and the related statement of changes in net assets available for benefits for the year ended December 31, 2010. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2010 and 2009, and the changes in its net assets available for benefits for the year ended December 31, 2010, in conformity with US generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for purposes of additional analysis and is not a required part of the financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

/s/ Ernst & Young LLP
Certified Public Accountants
Jacksonville, Florida
June 24, 2011

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

Statements of Net Assets Available for Benefits
(Dollars in Thousands)

	December 31
	2010	2009
ASSETS
Investments, at fair value:
Investment in Master Trust (Note 3)	$974,879	$879,020

Receivables
Member contributions	2,170	3,096
Employer contributions	843	707
Notes receivable from participants	16,320	14,492
Total Assets	994,212	897,315

LIABILITIES
Accrued expenses	325	414

Net Assets Available for Benefits, At Fair Value	993,887	896,901

Adjustment from fair value to contract value relating to
fully benefit-responsive investment contracts (Note 4)	(29,539)	(18,578)

Net Assets Available for Benefits	$964,348	$878,323

See accompanying Notes to Financial Statements

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

Statement of Changes In Net Assets Available for Benefits

For the Year Ended December 31, 2010
(Dollars in Thousands)

Additions
Net gain from investment in Master Trust (Note 3)	$136,338
Member contributions	26,370
Employer contributions	9,422
Interest from loans to members	814
Total Additions	172,944

Deductions
Distributions to members	86,421
Fees and expenses	498
Total Deductions	86,919

Net Increase	86,025

Net Assets Available for Benefits at Beginning of Year	878,323

Net Assets Available for Benefits at End of Year	$964,348

See accompanying Notes to Financial Statements

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan

The following description of the Tax Savings Thrift Plan for Employees of CSX Corporation and Affiliated Companies (“the Plan”) provides only general information. Members should refer to the Summary Plan Description and the Plan Document for a more complete description of the Plan’s provisions.

General: The Plan is a defined contribution plan covering all salaried employees and certain non-union hourly employees of CSX Corporation (“CSX” or “Plan Sponsor”) and adopting affiliated companies (collectively, “the Company”). A portion of the Plan has been established as an Employee Stock Ownership Plan (“ESOP”) designed to comply with Section 4975(e)(7) of the Internal Revenue Code of 1986 (“the Code”), as amended. The Plan also contains a cash or deferred arrangement described in Section 401(k) of the Code and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. The ESOP component is designed to invest primarily in CSX common stock and may invest 100% in these securities.

Contributions: Members, as defined in the Plan Document, may contribute from 1% to 50% (in 1% multiples) of eligible compensation, as defined by the Plan Document, on a pre-tax or after-tax basis up to the current Code limit. Members who are age 50 or older by the end of the applicable calendar year are eligible to make catch-up contributions in accordance with the Code. Members who are not eligible to participate in the Executive Deferred Compensation Plan of CSX Corporation and Affiliated Companies may also contribute up to 50% of any incentive compensation to the Plan. Subject to certain limitations, members may rollover distributions from another qualified plan or an individual retirement account (“Rollover Account”). Members may change contribution rates and investment elections daily.

Prior to May 1, 2010, the Company contributed amounts equal to 50% of the first 6% of a member’s pre-tax or after-tax eligible contributions as matching contributions. Effective May 1, 2010, the employer matching contributions increased by 0.5%. Specifically, for the first 1% of a member’s eligible contributions to the Plan, the Company contributes amounts equal to 100% as matching contributions. For the next 2% up to 6% of a member’s eligible contributions to the Plan, the Company contributes amounts equal to 50% as matching contributions. Therefore, the total potential employer matching contributions increased from 3.0% to 3.5%.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan, continued

Company matching contributions are invested in the same investment options as the Member elected for employee contributions. Member incentive compensation contributions are not matched. Additional amounts may be contributed at the option of the Company’s Board of Directors or under the delegation of authority granted by the Board to the appropriate Company officers.

Diversification: Members can invest new Company contributions in the same investment options as offered and elected for Member contributions under the Plan.

Transfers/Reallocations: CSX does not permit members to repurchase shares of a previously sold fund through investment fund activity for 30 calendar days after the transaction. Members may, however, transfer funds to the Stable Value Fund investment option at any time without restriction.

Member Accounts: Each member’s account is credited with the member’s contributions and allocations of (a) Company contributions and (b) Plan earnings and is charged with the member’s disbursements and an allocation of administrative expenses. If made, profit sharing contributions are in proportion to each member’s base compensation paid by the Company. Plan earnings are allocated on a proportionate share of the increase or decrease in the fair market value of each fund in which the member’s accounts are invested on each valuation date. Administrative expense allocations are made on the basis of assets in the individual’s account.

Vesting: Members are 100% vested in their accounts.

Loans: Certain members may borrow from their accounts an amount equal to the lesser of fifty thousand dollars in the aggregate (reduced by the highest outstanding balance during the one year period preceding the loan) or 50% of their account balance (reduced by the outstanding balance of all Plan loans at the time of the loan). Loan terms range from one to five years unless the loan is to be used in conjunction with the purchase of a primary residence, in which case the term is 25 years. Loans are secured by the balance in the member’s account. The loan interest rates are calculated using the prime rate in the Wall Street Journal as of the first business day of the current month in which the loan originates plus 1%. The interest rate in effect when a member applies for the loan will remain in effect for the term of the loan. It will not change even though the interest rate applicable to new loans may change. Principal and interest are paid ratably through payroll deductions.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 1.                      Description of the Plan, continued

Dividends: Dividends paid on shares of CSX common stock held in a member’s account are reinvested in shares of CSX common stock. A member or spousal beneficiary may elect to have dividends paid to them in cash. Any change in an election will apply only to ex-dividend dates occurring after the date such election is received. A member who does not make a timely election will have the dividends paid to his or her account and reinvested in shares of CSX common stock.

Payment of Benefits: Upon termination of service, a member may receive a lump sum amount equal to the value of his or her account. Upon disability or retirement, a member may elect to receive a lump sum or monthly installments over a period not to exceed the lesser of 240 months or the life expectancy of the last survivor of the member and his or her beneficiary. Surviving spouses of retired or disabled members may also elect monthly installments. A terminated member’s account balance of five thousand dollars or less (excluding the Rollover Account) as of his or her date of termination or the last day of any Plan year shall be rolled over into an individual retirement account at Millennium Trust Company unless the member makes an alternate distribution request.

Administrative Expenses: The administrative expenses of the Plan are paid by the Company or from Plan assets as the Plan Sponsor directs. All of the administrative expenses of the Plan during 2010 were paid from Plan funds.

Plan Termination: Although it has not expressed any intent to do so, the Company has the right to discontinue its contributions to the Plan at any time and to terminate the Plan subject to the provisions of ERISA. If the Plan were to terminate, members would remain 100% vested in their accounts.

NOTE 2.                      Summary of Significant Accounting Policies

Basis of Presentation: The financial statements have been prepared under the accrual method of accounting in accordance with U.S. generally accepted accounting principles. All dollar amounts are reported in thousands. Certain other prior-year data have been reclassified to conform to the 2010 presentation.

Use of Estimates: The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2.                      Summary of Significant Accounting Policies, continued

Investments: The Master Trust holds all investments of this Plan and the CSX Corporation Capital Builder Plan. Each participating retirement plan has an undivided interest in the Master Trust. For further details, see Note 3, Investment in Master Trust.

Notes Receivable from Participants: Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2010 or 2009. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

New Accounting Pronouncements: In January 2010, the FASB issued Accounting Standards Update (ASU) 2010-06, Improving Disclosures about Fair Value Measurements. This update requires some new disclosures and clarifies some existing disclosure requirements about fair value measurement. Specifically, it amends the Fair Value Measurements Topic in the Accounting Standards Codification (“ASC”) to now require:

•	Separate disclosure of significant transfers between Level 1 and Level 2 fair value measurements and the reasons for the transfers; and

•	Separate disclosure for purchases, sales, issuances, and settlements is required in the reconciliation for fair value measurements using Level 3 inputs.

In addition, it clarifies the requirements of the following existing disclosures:

•	For purposes of reporting fair value measurement for each class of assets and liabilities, management judgment should be used to determine the appropriate level of detail; and

•	A reporting entity should provide disclosures about the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 2.                      Summary of Significant Accounting Policies, continued

It is effective for plan year 2010.  However, the disclosures about purchases, sales, issuances, and settlements in the roll forward of activity in Level 3 fair value measurements are effective for plan year 2011.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans.  This update requires participant loans to be measured at their unpaid principal balance plus any accrued interest and classified as notes receivable from participants.  Previously loans were measured at fair value and classified as investments.  This update is effective for plan year 2010 and is required to be applied retrospectively.  Adoption of this standard did not change the value of the participant loans reported as of December 31, 2009.  Participant loans have been reclassified from investments to notes receivable from participants as of December 31, 2009.

In May 2011 the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. This update clarifies the application of certain existing fair value measurement guidance and expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This update is effective for plan year 2012. The new guidance is to be adopted prospectively and early adoption is not permitted.

NOTE 3.                      Investment in Master Trust

All investments of the Master Trust are held by The Northern Trust Company, the Trustee of the Master Trust. Each participating plan’s interest in the Master Trust is based on account balances of the participants and their elected investment fund options. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 3.                      Investment in Master Trust, continued

Summarized financial information of the Master Trust is presented below:

		Plan's		Plan's
	December 31,	Percentage	December 31,	Percentage
(Dollars in Thousands)	2010	Interest(a)	2009	Interest(a)
Assets:
CSX Stock Fund
CSX Common Stock	$734,018		$619,190
Northern Trust Collective Short-term Investment Fund	5,010		2,936
Total CSX Stock Fund	739,028	40%	622,126	40%

Mutual Funds
Vanguard Institutional Index Instl Plus	151,521	54%	136,413	54%
Fidelity Equity Income Fund	62,519	77%	58,018	78%
Vanguard Morgan Growth	62,871	63%	56,234	62%
Vanguard Wellington Fund	105,388	56%	96,440	57%
Morgan Stanley International Fund	61,664	62%	59,279	64%
T. Rowe Price Retirement 2005 Fund	645	27%	532	94%
T. Rowe Price Retirement 2010 Fund	4,653	75%	5,996	81%
T. Rowe Price Retirement 2015 Fund	8,892	68%	6,823	71%
T. Rowe Price Retirement 2020 Fund	8,513	64%	6,360	66%
T. Rowe Price Retirement 2025 Fund	4,208	64%	2,539	64%
T. Rowe Price Retirement 2030 Fund	3,868	50%	2,373	49%
T. Rowe Price Retirement 2035 Fund	4,977	50%	2,710	48%
T. Rowe Price Retirement 2040 Fund	4,164	59%	2,493	61%
T. Rowe Price Retirement 2045 Fund	2,870	48%	1,894	49%
T. Rowe Price Retirement 2050 Fund	1,019	58%	510	58%
T. Rowe Price Retirement 2055 Fund	573	75%	184	49%
T. Rowe Price Retirement Income Fund	3,342	72%	1,987	65%
Total Mutual Funds	491,687		440,785

Stable Value Fund
Pooled separate accounts and common collective trusts
PIMCO Priv U.S. Government Sector Fund	88,355		80,632
PIMCO Priv Investment Grade Corporate Sector Fund	63,957		53,418
PIMCO Priv Mortgage Sector Fund	9,273		7,118
Northern Trust Collective Short-term Investment Fund	2,553		3,043
U.S. Government securities	156,391		97,306
Cash equivalents	36,984		65,814
Credit, loans, and asset-backed securities	96,191		107,976
Riversource Tr Stable Capital II	19,312		27,216
Mortgages	22,364		19,862
Foreign government securities and other	467		2,421
Synthetic guaranteed investment contract - wrappers	2,600		1,861
Total Stable Value Fund	498,447	72%	466,667	73%

Small Cap Value Fund
Other common stock	38,638		30,325
Northern Trust Collective Short-term Investment Fund	1,990		913
Total Small Cap Value Fund	40,628	68%	31,238	68%

Total Assets:	1,769,790		1,560,816

Liabilities:
Accrued expenses	598		743

Net assets available for benefits, at fair value	1,769,192		1,560,073

Adjustment from fair value to contract value for interest in Master
Trust relating to fully benefit-responsive investment contracts	(41,131)		(25,316)

Net assets	$1,728,061		$1,534,757

Plan’s investment in the Master Trust’s assets at contract value	$945,340	55%	$860,442	56%
 (a) Represents the Tax Savings Thrift Plan’s percentage participation in each individual fund held by the Master Trust.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 3.                      Investment in Master Trust, continued

The Master Trust has investments with PIMCO and Northern Trust, listed above, that do not have readily determinable fair values and are considered investment companies. Accounting Standards Update 2009-12, Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent) (ASU 2009-12) requires the Plan to disclose the significant investment strategies of such investments.

The investment objective of the PIMCO funds is to maximize total return, which is consistent with prudent investment management. These funds seek to achieve their investment objectives by investing under normal circumstances at least 80% of its assets in a portfolio of the indicated investment sector with investments of varying maturities, which may be represented by options, futures contracts, or swap agreements. Assets not invested in the indicated investment sector may be invested in other types of fixed income instruments. Generally, such investments will be used to cover forward exposure and have an aggregate duration that normally will not exceed one year.  There are currently no redemption restrictions on these investments.

The investment objective of the Northern Trust Collective Short-term Investment Fund is to maximize current income to the extent consistent with the preservation of capital and maintenance of liquidity. This fund uses a portfolio of high-grade money market instruments with short maturities to achieve its investment objective. There are currently no redemption restrictions on this investment.

Investment income and expenses, other than those related to CSX common stock, are allocated to each plan in a pro-rata fashion based on the member’s average daily investment balances. Investment income and expenses related to CSX common stock are allocated based on actual shares held. Investment income for the Master Trust for 2010 was as follows:

Net gains from investments in Master Trust:
CSX common stock (quoted market price)	$195,443
Mutual funds (quoted market price)	49,657
Other common stock (quoted market price)	7,802
252,902
Interest, dividend, and other income	36,335
Investment gain for the Master Trust	$289,237

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 4.                      Synthetic Guaranteed Investment Contracts

The Master Trust holds investments in synthetic guaranteed investment contracts (“GICs”) as part of the Stable Value Fund investment option. Synthetic GICs are investment contracts that allow participants to earn fixed income for a specified period of time. These synthetic GICs are fully benefit-responsive, which allows participants to initiate all permitted transactions, such as withdrawals, loans or transfers to other funds within the Plan. A corresponding contract wrapper with the issuer provides a fixed rate of return on the underlying investments. A contract wrapper is a contractual agreement with a third party that regulates the return on investment. The agreement provides for the third party to compensate the Plan if the return on investment drops below a certain threshold and vice versa. The fair value of the underlying investments of the synthetic GICs and the related contract wrapper are calculated as described in Note 8, Fair Value Measurements.

Certain events limit the ability of the Plan to transact at contract value with the issuer. These events include, but are not limited to, the following: (1) amendments to the Plan Document, (2) bankruptcy of the Plan Sponsor or other Plan Sponsor events which cause a significant withdrawal from the Plan or (3) the failure of the Master Trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. CSX does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with members is probable.

The contract value of the synthetic GICs represents contributions plus earnings, less participant withdrawals and administrative expenses. The synthetic GIC issuers can only terminate the contract under very limited circumstances such as CSX or the investment fund managers breaching any of their obligations under the agreement. CSX does not believe it is likely that the synthetic GICs will be terminated.

The average yield of the synthetic GICs based on actual earnings was approximately 2.95% and 4.82% at December 31, 2010 and 2009, respectively. The average yield of the synthetic GICs based on interest rate credited to members was approximately 3.41% and 4.85% during 2010 and 2009, respectively. The crediting interest rate is based on a mutually agreed upon formula that resets on a quarterly basis depending on the portfolio yield, market value and duration along with the book value of the contract. The minimum crediting rate is 0%.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 5.                      Related Party Transactions

During 2010, the Master Trust received cash dividends from investments in CSX common stock of $11,931. The Plan’s share of these dividends was $4,812.

The Trustee routinely invests assets in its Collective Short-Term Investment Fund. During 2010, the Master Trust earned interest of $10 for transactions with this fund, a portion of which is allocated to the Plan based upon the Plan’s pro-rata share in the net assets of the Master Trust and is included in net gain from investment in Master Trust in the Statement of Changes in Net Assets Available for Benefits.

NOTE 6.                      Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (“IRS”), dated January 18, 2008, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator has indicated that it will take the necessary steps, if any, to bring the Plan’s operations into compliance with the Code.

Accounting principles generally accepted in the United States require plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on the technical merits, to be sustained upon examination by the IRS. Management has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. Management believes the Plan is no longer subject to income tax examinations for years prior to 2007.

NOTE 7.                      Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 8.                      Fair Value Measurements

The Fair Value Measurements Topic in the ASC establishes a framework for measuring fair value which provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

•	Level 1 – observable market inputs that are unadjusted quoted prices for identical assets or liabilities in active markets

•	Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, credit risk, etc.)

•	Level 3 – significant unobservable inputs (including the Company’s own assumptions in determining the fair value of investments)

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for Plan assets measured at fair value.

•	Common stock: Valued at the closing price reported on the active market on which the individual securities are traded on the last day of the plan year.

•	Mutual funds: Valued at the net asset value of shares held by the Master Trust at year end based on quoted market prices determined in an active market.

•
Pooled separate accounts and common collective trust funds: This class consists of private funds that invest in government and corporate securities and various short-term debt instruments.  There are currently no redemption restrictions on this investment.  The net asset value of the common trusts is determined by reference to the fair value of the underlying securities of the trust, which are valued primarily through the use of directly or indirectly observable inputs.

•
Government securities, credit, loans, asset-backed securities, mortgages and other:  Valued using price evaluations reflecting the bid and/or ask sides of the market for an investment as of the last day of the calendar plan year.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 8.                      Fair Value Measurements, continued

•	Cash equivalents: This class consists primarily of US. Government securities with a maturity period of less than 90 days. This class is valued at amortized cost, which approximates fair value.

•
Synthetic GICs – wrappers: The fair value of the wrapper contract is calculated as the present value of the difference between the current wrap fees charged and the replacement cost of the wrap fees, discounted using the current yields of similar instruments with comparable durations.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2010:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Common stock	$772,656	$-	$-	$772,656
Mutual funds - U.S	430,023	-	-	430,023
Pooled separate accounts and
common collective trust funds	-	190,450	-	190,450
U.S. Government securities	-	156,391	-	156,391
Credit, loans, and asset backed securities	-	96,191	-	96,191
Mutual funds - foreign	61,664	-	-	61,664
Cash equivalents	-	36,984	-	36,984
Mortgages	-	22,364	-	22,364
Synthetic GICs - wrappers	-	-	2,600	2,600
Foreign government securities and other	-	467	-	467
Total assets at fair value	$1,264,343	$502,847	$2,600	$1,769,790

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 8.                      Fair Value Measurements, continued

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December 31, 2009:

(Dollars in Thousands)	Level 1	Level 2	Level 3	Total
Common stock	$649,515	$-	$-	$649,515
Mutual funds - U.S.	381,506	-	-	381,506
Pooled separate accounts and
common collective trust funds	-	175,276	-	175,276
U.S. Government securities	-	97,306	-	97,306
Credit, loans, and asset backed securities	-	107,976	-	107,976
Mutual funds - foreign	59,279		-	59,279
Cash equivalents	-	65,814	-	65,814
Mortgages	-	19,862	-	19,862
Synthetic GICs - wrappers	-	-	1,861	1,861
Foreign government securities and other	-	2,421	-	2,421
Total assets at fair value	$1,090,300	$468,655	$1,861	$1,560,816

Level 3 Gains and Losses

The table below sets forth a summary of changes in the fair value of the Plan’s level 3 assets for the year ended December 31, 2010. The changes in fair value are included in the net gain from investment in Master Trust on the Statement of Changes in Net Assets Available for Benefits.

(Dollars in Thousands)	Synthetic GICs - wrappers (a)
Balance, beginning of year	$1,861
Unrealized gains/(losses) relating to instruments
still held at the reporting date	739
Balance, end of year	$2,600

      (a) Represents amounts for the Master Trust, a portion of which is allocable to the Plan.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

NOTES TO FINANCIAL STATEMENTS

NOTE 9.                      Plan Amendment

Pursuant to terms of an amendment, effective January 1, 2011, the ability to contribute on an after-tax basis was eliminated.  Accordingly, the Plan will comply with the safe-harbor provisions in regards to 401(k) non-discrimination compliance for plan year 2011.

Supplemental Schedule

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

EIN: 62-1051971 Plan Number: 003

SCHEDULE H, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2010

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(e) Current Value

*	Members	Loans with interest rates of 4% to 10.5%, maturing through 2035	$16,319,929

*Indicates a party-in-interest to the Plan.

Note: Cost information has not been included, because all investments are member directed.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the CSX Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

TAX SAVINGS THRIFT PLAN FOR EMPLOYEES OF CSX CORPORATION AND AFFILIATED COMPANIES

By: /s/ Michele Mastrean

Michele Mastrean, Plan Administrator
Vice President
Compensation & Benefits
CSX Corporation

Date: June 24, 2011

INDEX TO EXHIBITS OF TAX SAVINGS THRIFT PLAN
FOR EMPLOYEES OF CSX CORPORATION
AND AFFILIATED COMPANIES

AS OF DECEMBER 31, 2010 AND 2009
AND FOR THE YEAR ENDED DECEMBER 31, 2010

23           Consent of Independent Registered Public Accounting Firm                                                                                                                     I-1